FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2017

UNILEVER N.V.

(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ T E LOVELL By T E LOVELL SECRETARY

Date: 1 September 2017

EXHIBIT INDEX

EXHIBIT NUMBER  EXHIBIT DESCRIPTION

99  Notice to Euronext Amsterdam

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit	99.1	Stock Exchange announcement dated	7 August 2017	entitled	‘Transaction in Own Shares’
Exhibit	99.2	Stock Exchange announcement dated	14 August 2017	entitled	‘Transaction in Own Shares’
Exhibit	99.3	Stock Exchange announcement dated	21 August 2017	entitled	‘Transaction in Own Shares’
Exhibit	99.4	Stock Exchange announcement dated	28 August 2017	entitled	‘Transaction in Own Shares’

Exhibit 99.1:

TRANSACTIONS IN OWN SECURITIES

7 August 2017 - Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) on Euronext in Amsterdam, a regulated market operated by Euronext Amsterdam N.V., from UBS AG, London Branch (“UBS”).

Ordinary Shares

Date of purchases:   31 July – 4 August

Number of ordinary shares purchased:    2,821,058

Highest price paid per share:       EUR 49.7800

Lowest price paid per share:EUR 48.6000

Volume weighted average price paid per share:EUR 49.2037

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 18 May 2017, as announced on that date.

Aggregated information

Monday 31 July 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	49.5524	369,525
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Tuesday 1 August 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	49.2102	766,685
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Wednesday 2 August 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	49.1884	863,716
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Thursday 3 August 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	49.0109	607,085
BATS	---	---
Chi-X	48.8864	4,747

Turquoise	---	---

Friday 4 August 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	49.1936	209,300
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buy-back programme is attached to this announcement.

Trade-by-Trade disclosure table (https://www.unilever.com/investor-relations/unilever-shares/about-shares/Unilever-share-buy-back-programme/)

Media Enquires:

UK: press-office.london@unilever.com or +44 79 1727 1819 or +44 78 2504 9151

NL: mediarelations.rotterdam@unilever.com or +31 10 217 4844

Exhibit 99.2:

TRANSACTIONS IN OWN SECURITIES

14 August 2017 - Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) on Euronext in Amsterdam, a regulated market operated by Euronext Amsterdam N.V., from UBS AG, London Branch (“UBS”).

Ordinary Shares

Date of purchases:   7 August – 11 August

Number of ordinary shares purchased:    2,727,098

Highest price paid per share:       EUR 50.0800

Lowest price paid per share:EUR 49.0650

Volume weighted average price paid per share:EUR 49.4995

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 18 May 2017, as announced on that date.

Aggregated information

Monday 7 August 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	49.5075	150,000
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Tuesday 8 August 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	49.6442	485,911
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Wednesday 9 August 2017

Trading venue	Volume weighted average price	Aggregated volume

Euronext in Amsterdam	49.8005	204,798
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Thursday 10 August 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	49.4851	800,000
BATS	49.4819	100,000
Chi-X	49.4821	99,595
Turquoise	49.4605	30,660

Friday 11 August 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	49.3761	656,134
BATS	49.3226	100,000
Chi-X	49.3154	100,000
Turquoise	---	---

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buy-back programme is attached to this announcement.

Trade-by-Trade disclosure table  (https://www.unilever.com/investor-relations/unilever-shares/about-shares/Unilever-share-buy-back-programme/)

Media Enquires:

UK: press-office.london@unilever.com or +44 79 1727 1819 or +44 78 2504 9151

NL: mediarelations.rotterdam@unilever.com or +31 10 217 4844

Exhibit 99.3:

TRANSACTIONS IN OWN SECURITIES

21 August 2017 - Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) on Euronext in Amsterdam, a regulated market operated by Euronext Amsterdam N.V., from UBS AG, London Branch (“UBS”).

Ordinary Shares

Date of purchases:   14 August – 18 August 2017

Number of ordinary shares purchased:    1,719,516

Highest price paid per share:       EUR 50.2700

Lowest price paid per share:EUR 49.0950

Volume weighted average price paid per share:EUR 49.8654

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 18 May 2017, as announced on that date.

Aggregated information

Monday 14 August 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	49.2997	148,652
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Tuesday 15 August 2017

Trading venue	Volume weighted average price	Aggregated volume

Euronext in Amsterdam	49.7546	40,597
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Wednesday 16 August 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Thursday 17 August 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	50.1567	557,188
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Friday 18 August 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	49.7955	836,665
BATS	49.7353	57,152
Chi-X	49.7676	79,262
Turquoise	---	---

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buy-back programme is attached to this announcement.

Trade-by-Trade disclosure table (https://www.unilever.com/investor-relations/unilever-shares/about-shares/Unilever-share-buy-back-programme/)

Media Enquires:

UK: press-office.london@unilever.com or +44 79 1727 1819 or +44 78 2504 9151

NL: mediarelations.rotterdam@unilever.com or +31 10 217 4844

Exhibit 99.4:

TRANSACTIONS IN OWN SECURITIES

28 August 2017 - Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) on Euronext in Amsterdam, a regulated market operated by Euronext Amsterdam N.V., from UBS AG, London Branch (“UBS”).

Ordinary Shares

Date of purchases:   21 August – 25 August 2017

Number of ordinary shares purchased:    2,203,702

Highest price paid per share:       EUR 50.2600

Lowest price paid per share:EUR 49.5400

Volume weighted average price paid per share:EUR 49.9507

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 18 May 2017, as announced on that date.

Aggregated information

Monday 21 August 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	49.7739	467,201
BATS	49.7430	62,187
Chi-X	49.6134	1,088
Turquoise	---	---

Tuesday 22 August 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	50.1129	44,812
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Wednesday 23 August 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	50.0167	600,023
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Thursday 24 August 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	50.0618	340,238
BATS	---	---
Chi-X	---	---

Turquoise	---	---

Friday 25 August 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	49.9757	602,579
BATS	49.9060	85,574
Chi-X	---	---
Turquoise	---	---

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buy-back programme is attached to this announcement.

Trade-by-Trade disclosure table (https://www.unilever.com/investor-relations/unilever-shares/about-shares/Unilever-share-buy-back-programme/)

Media Enquires:

UK: press-office.london@unilever.com or +44 79 1727 1819 or +44 78 2504 9151

NL: mediarelations.rotterdam@unilever.com or +31 10 217 4844